6/23



05009236

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Global Cogenix Industrial Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

JUN 23 2005

FINANC...

FILE NO. 82- 2990

FISCAL YEAR 1-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/23/05

GLOBAL COGENIX INDUSTRIAL CORPORATION

ANNUAL REPORT

JANUARY 31, 2005

GLOBAL COGENIX INDUSTRIAL CORPORATION
NOTICE OF ANNUAL GENERAL MEETING

NOTICE is herby given that the Annual General meeting of GLOBAL COGENIX INDUSTRIAL CORPORATION (the "Company") will be held on June 23, 2005 at Suite 1000-625 Howe St., Vancouver, B.C. at the hour of 11:30a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period ending January 31, 2005 together with the auditors report therein.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect Directors to hold office until the next Annual General Meeting.
5. To consider and, if thought fit, approve an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per shares, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Canadian Venture Exchange subject to acceptance by the British Columbia Securities Commission and the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.
6. To consider, and if thought fit, approve an ordinary resolution to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Canadian Venture Exchange, to ratify and approve the granting of stock options Previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.
7. To consider, and if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 24th day of May 2005

BY ORDER OF THE BOARD OF DIRECTORS
OF GLOBAL COGENIX INDUSTRIAL CORPORATION

Signed *"Arthur W Lilly"* Arthur W. Lilly, President

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to January 31, 2005:

- The Company granted 200,000 and 800,000 stock options at $0.15 and $0.35, respectively for two years
- The Company issued 902,000 common shares at $0.10 for options exercised.

*c) **Stock Options***

The Company has a stock option plan whereby options may be granted to the Company's directors, officers and employees for up to 10% of the common shares issued.

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Opening	1,450,000	0.10	1,450,000	0.10
Granted	1,892,000	0.10	-	-
Exercised	(1,152,000)	0.10	-	-
Expired/cancelled	(435,000)	0.10	-	-
Closing	1,755,000	0.10	1,450,000	0.10

Stock options *outstanding* at January 31, 2005:

Number	Exercise Price	Expiry Date
	$	
150,000	0.10	February 6, 2005 (exercised subsequently)
100,000	0.10	April 30, 2005 (exercised subsequently)
200,000	0.12	March 3, 2006
450,000	0.10	July 25, 2006
75,000	0.10	July 28, 2006
780,000	0.10	August 30, 2006
1,755,000		

At January 31, 2005, the weighted-average remaining contractual life for stock options outstanding is 1.16 years.

During the year ended January 31, 2005, the Company recorded the fair value for 1,892,000 stock options granted as stock-based compensation expense of $130,277.

This fair value has been determined using the Black-Scholes Option Pricing Model with the following assumptions: a risk free interest rate of 2.5%; an expected stock price volatility ranging from 153% to 192%; an expected option life of 1 to 2 years; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, including the expected volatility of the stock price. Changes in these input assumptions can materially affect the fair value estimate, and therefore in management's opinion the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

11. SUBSEQUENT EVENTS

GLOBAL COGENIX INDUSTRIAL CORPORATION
INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT May 24, 2005

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of GLOBAL COGENIX INDUSTRIAL CORPORATION (the Company) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands; each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

THE PERSONS NAMED IN THE ACCOMPANYING PROXY ARE REPRESENTATIVES OF THE COMPANY. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OF INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any manner by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxy holder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters, which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be

accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.
COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSTED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT. PACIFIC CORPORATE TRUST COMPANY, 1000-625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1300-1111 West Georgia Street, Vancouver, B.C. V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 21,783,165 common shares of the Company are presently issued and outstanding.

Only those common shareholders of record on May 19, 2005 will be entitled to vote at the meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company *which have the right to vote in all circumstances.*

Name	Number of Shares	Percentage of Outstanding Shares
Arthur W. Lilly	2,675,380	12%

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for elections as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office

8. INCOME TAXES

The Company has losses for income tax purposes of approximately $4,000,000 available to reduce future years' taxable income. The related tax benefits of these deductions have not been recognized as it is not more likely than not that the benefits of the losses will be realized. The losses expire at various dates to 2011.

9. COMMITMENT

The Company has a lease for office premises to November 30, 2005 at a cost of approximately $11,400 per year.

10. SHARE CAPITAL

a) **Authorized:**

100,000,000 common shares of no par value

Issued:

	Shares	$
Balance - January 31, 2003	16,673,893	7,663,900
Shares issued on exchange of warrants	2,000,000	195,000
Balance - January 31, 2004	18,673,893	7,858,900
Stock options exercised	1,152,000	115,200
Warrants exercised	339,522	33,952
Shares for debt	815,750	117,950
Fair value of stock options allocated to shares issued on exercise	-	28,886
Balance - January 31, 2005	20,981,165	8,154,888

During the comparative year, the Company issued 2,000,000 special warrants at $0.10 per special warrant. The warrants were exchanged for one common share plus an additional warrant. The additional warrants, which are outstanding at January 31, 2005 are exchangeable for one common share at a price of $0.18 to October 30, 2005.

b) Warrants outstanding at January 31, 2005 are as follows:

Number	Exercise Price	Expiry Date
	$	
181,875	0.35	April 29, 2005 (expired subsequently)
2,000,000	0.18	October 31, 2005
2,181,875		

10. SHARE CAPITAL *(continued)*

5. BOSTON BAR LIMITED PARTNERSHIP *(continued)*

Summarized financial information of the limited partnership for the years ended December 31, 2004 and 2003 is as follows:

	2004 $	2003 $
Balance Sheet		
Current assets	1,468,474	871,687
Property and equipment	7,052,902	7,729,036
	8,521,376	8,600,723
Current liabilities	238,353	232,557
Partners' equity	8,283,023	8,368,166
	8,521,376	8,600,723
Statement of Earnings		
Revenue	2,650,325	2,376,449
Operating expenses	(529,376)	(602,331)
Earnings before amortization	2,120,949	1,774,118
Amortization	(676,134)	(676,973)
Net earnings	1,444,815	1,097,145

6. RELATED PARTY TRANSACTIONS

During the year, the Company paid, or accrued as owing, consulting and management fees $60,000 (2004 - $60,000) to a company controlled by a director, accounting fees of $4,000 (2004 - $4,000) and project development fees of $44,600 (2004 - $44,600) to relatives of a director, and interest of $Nil (2004 - $Nil) to companies with a common director. These transactions are in the normal course of operations and are measured at their fair value as determined by management.

Included in payables and accruals is $30,560 (2004 - $30,560) owing to companies with a common director. These amounts are without interest or specific terms of repayment.

7. LONG-TERM DEBT

	2005 $	2004 $
Loan for the investment in the Boston Bar Limited Partnership, bearing *interest at 10.75% per annum, compounded monthly*, repayable in blended monthly payments of $31,974 over a twenty year term to 2015, secured by a mortgage over the generating station and the partnership units.	2,391,080	2,509,519
Current portion of long-term debt	(138,189)	(118,439)
	2,252,891	2,391,080

Principal repayments on long-term debt for the next five years are as follows:

	$
2006	138,189
2007	153,443
2008	170,382
2009	189,190
2010	210,074

is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at six (6) and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name & present Position with the Company	Date first Appointed	Present occupation and if not elected director, occupation for past five years	Number of Shares owned
Arthur W. Lilly, C.A. President	Dec. 30,'98	President and Director of the Company	2,675,380
Thomas R. Pallone, C.A. Director	July 23, 04	Director of the Company and And Chartered Accountant	
Arthur Willson Lilly, Jr. Director	Feb.10,'01	Director of the Company and Hydro Projects Consultant	218,000
John B. Ross Director	June 10,'02	Director of the Company and President, Rosstree Capital Corp.	
Bruce Sellars, P. Eng. Director	July 23, 04	Director of the Company and Engineering Consultant	63,000

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Company's executive officers is set out hereunder the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Arthur W. Lilly, John B. Ross, T.R. Pallone and Arthur Willson Lilly Jr.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

During the most recently completed financial year ended January 31, 2005, the Company had one named Executive Officer, namely its President, Chief Executive Officer, and Chairman of the Board, Arthur W. Lilly.

SUMMARY COMPENSATION TABLE

Annual Compensation					Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year Ending Jan 31	Salary $	Bonus $	Other Annual Compen sation $	Securities Under Options/SARS granted	Resticted shares or restricted share units	LTIP Payouts $	All other Compens ation $
Arthur W Lilly, President and Director	2005	Nil	Nil	60,000(1)	180,000	Nil	Nil	Nil
	2004	Nil	Nil	60,000(1)	200,000	Nil	Nil	Nil
	2003	Nil	Nil	60,000(1)	-	Nil	Nil	Nil

(1) paid to Utica resources Ltd., a company controlled by Arthur W. Lilly

Neither the Company nor any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers' which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiaries of the Company or a change in the executive officers' responsibilities following a change of control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements included with this information circular.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

OPTIONS TO PURCHASE SECURITIES

During the Company's completed financial year ended January 31, 2005, the Company granted 1,117,000 stock options to Directors and Officers.

During the Company's completed financial year ended January 31, 2005, a total of 1,082,000 stock options were exercised by Directors and Officers.

During the Company's completed financial year ended January 31, 2005, there were no SAR or stock option repricings of any Named Executive Officers of the Company.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect in any transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements which will follow the mailing of this information circular.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons in the enclosed Proxy intend to vote for the appointment of De Visser Gray Chartered Accountants, Vancouver, British Columbia, as auditors for the company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4. HYDROELECTRIC PROJECTS

	2005	2004
	$	$
Log Creek Project	112,500	112,500

Log Creek Project

The Company has a water license application for the Log Creek catchment area to develop hydroelectric power. Permitting and environmental studies are required to be completed in order for the Provincial Government of British Columbia to grant a water license, after which the Company can commence construction of a power plant.

Kookipi Creek Project

The Company has a water license application for the Kookipi catchment area to develop hydroelectric power. Permitting and environmental studies are required to be completed in order for the Provincial Government of British Columbia to grant a water license, after which the Company can commence construction of a power plant.

5. BOSTON BAR LIMITED PARTNERSHIP

The Company owns a 25% interest in Class A and B units of the Boston Bar Limited Partnership, which partnership was formed under the Limited Partnership Act (Ontario) for the purpose of constructing and operating a hydroelectric generating station.

Under the terms of the limited partnership agreement, the Company provided a limited recourse guarantee of the partnership's obligations, secured by a pledge of the Company's partnership units.

The financial statements of the limited partnership were audited by another firm of chartered accountants.

The Company's investment is summarized as follows:

	2005	2004
	$	$
Equity - beginning of year	1,876,431	2,094,349
Share of income	216,722	164,572
Drawings applied to long-term debt and interest	(382,489)	(382,490)
Equity - end of year	1,710,664	1,876,431

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date their issuance.

Stock Based Compensation

The Company records compensation expense for stock options granted using a fair value measured basis and records the expense when the options vest.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to February 1, 2003.

The proceeds received by the Company on the exercise of options are credited to share capital.

Loss per Share

Basic loss per share has been calculated using the weighted average number of common shares outstanding during the year. Basic and diluted loss per share are the same.

Asset Retirement Obligations

The Company recognizes the fair value of asset retirement obligations when a reasonable estimate of their fair value can be made. These obligations are recorded as a liability with an accompanying increase to the carrying amount of the related long-lived asset, which amounts are then amortized over the estimated life of the obligation and periodically adjusted to reflect changes in the estimate of the liability. At January 31, 2005 the Company does not have any asset retirement obligations.

Impairment of Long-Lived Assets

The Company assesses long-lived assets for impairment when the asset's carrying amount exceeds its future estimated undiscounted net cash flow or its current estimated fair value, at which time the Company expenses any excess amount.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Comparative Figures

Certain of the prior year's comparative figures have been reclassified in conformity with the current year's presentation.

3. DEFERRED PROJECT COSTS

The Company has entered into an agreement to build and operate a 660 KWH solar powered electrical generating station located in the State of New Jersey, USA, and is deferring all costs incurred until the project commences production, or until it is abandoned.

The Company expects to be eligible for a State rebate of up to 60% of the costs of constructing the solar electrical system.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers at the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is the policy of the TSX Venture Exchange that shareholder approval to the granting of options be received prior to the exercise of incentive stock options granted to the directors and employees and with respect of amendments to an incentive stock option agreement if the option as originally constituted was approved by shareholders or the optionee is a director or employee of the Company at the time of the amendment.

Accordingly, shareholder approval will be sought for an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the TSX Venture Exchange, and subject to acceptance by the British Columbia Securities Commission and the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

The shareholders of the Company will also be asked to pass a resolution at the meeting authorizing the directors to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such price per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling # 96/15 and subject to acceptance by the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are pursuant to this authority, and to approve the exercise of any of the foregoing options. BOR#96/15 outlines the requirements and procedures associated with the granting of stock options to permitted consultants which include, among other things, that approval of disinterested members be provided prior to the exercise of stock options granted to a permitted consultant who is a related person (as defined in BOR#96/15). Pursuant to TSX Venture Exchange Policy 23, the foregoing options must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company, and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances. Accordingly, any person who has been granted an option as a permitted consultant, which has been previously approved by shareholders or may be granted an option, as a permitted consultant prior to the next annual general meeting will not be permitted to vote on this resolution.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated this 24th day of May 2005

ON BEHALF OF THE BOARD OF DIRECTORS

Signed *"Arthur W. Lilly"*

Arthur W. Lilly, President

1. NATURE OF OPERATIONS

The Company was incorporated in 1983 under the British Columbia Company Act. Its principal business activity is acquiring interests directly and indirectly in electric power generation projects.

These financial statements are prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Different bases of measurement may be appropriate when the Company is not expected to continue in operation for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the year ended January 31, 2005, the Company reported a net loss of $399,447 (2004 - $269,171) and had a working capital deficiency of $207,410 (2004 - $178,685).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cogenix Power Corp., N.R.G.C Holdings Inc., and Solar Cogenix Inc.

Hydroelectric Projects

The Company capitalizes the acquisition costs of its water licenses and expenses all other project costs.

Investment in Boston Bar Limited Partnership

The Company has a 25% interest in the Boston Bar limited partnership which it accounts for on the equity basis as the Company does not have the ability to exercise control of the limited partnership.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for future tax assets and liabilities which are attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, calculated using tax rates expected to apply in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future potential benefit is taken and no net asset is recognized. The Company has currently recognized a valuation allowance against all of its potential income tax assets.

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Statements of Cash Flows

For the years ended January 31,

	2005	2004
	$	$
Cash provided by (used in):		
Operating Activities		
Net loss for the year	(399,813)	(269,171)
Items not involving cash:		
Stock based compensation	130,277	-
Share of income from limited partnership	(216,722)	(164,572)
Forgiveness of debt	-	(90,500)
	(486,258)	(524,243)
Changes in other non-cash operating items:		
Accounts payable	108,762	49,953
Amounts receivable	3,193	(1,256)
	(374,303)	(475,546)
Investing Activities		
Deferred project costs	(21,869)	-
Limited partnership drawings	382,489	382,490
	360,620	382,490
Financing Activities		
Repayment of long term debt	(118,439)	(106,419)
Issuance of share capital	149,152	195,000
	30,713	88,581
Increase (decrease) in cash during the year	17,030	(4,475)
Cash - beginning of year	18,285	22,760
Cash - end of year	35,315	18,285
Supplemental cash flow information:		
Interest paid	254,307	277,717
Issuance of 815,750 shares for debt	117,950	-

See notes to consolidated financial statements

Global Cogenix Industrial Corporation

(the "Company")

214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6

NOTICE OF CHANGE OF AUDITOR

TO THE SHAREHOLDERS:

The Company advises that Wolrige Mahon, Chartered Accountants ("Former Auditors" for the three years ended January 31st, 2004), resigned as Auditors of the Shareholders effective December 17, 2004.

The Company appointed De Visser Gray, Chartered Accountants, as the new auditors of the Company, effective December 17, 2004.

There were no reservations in the Former Auditors' reports for three most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit was issued.

There are no reportable events between the Company and the Former Auditors.

The resignation of the Former Auditors as auditors of the Company has been approved by the Company's audit committee and its board of directors.

The Notice of Change of Auditor, together with the letter from the Former Auditors and the letter from the new auditors have been reviewed by the Company's audit committee and board of directors.

Global Cogenix Industrial Corporation

Arthur W. Lilly, President

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

B.C. Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Alberta Securities Commission
4th Floor, 300-5th Ave SW
Calgary, AB
T2P 3C4

Dear Sirs:

Change of Auditor of Global Cogenix Industrial Corporation

We are writing in accordance with National Policy *Statement* No. 31 of the Canadian Provincal Securities Administrators. We wish to advise that we are in agreement with the proposed change of auditor as set out in the enclosed Notice of Change of Auditors.

Yours truly,
DE VISSER GRAY

"De Visser Gray"

Peter de Visser, CA
PdV/bs

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Statements of Earnings and Deficit
For the years ended January 31,

	2005	2004
	$	$
Revenue		
Partnership income (note 5)	216,722	164,572
Expenses		
Business development costs	1,264	912
Communication and shareholder information	3,360	-
Consulting and management fees	85,505	66,000
Fees and licenses	16,587	6,255
Foreign exchange loss	308	-
Interest on long-term debt	264,050	277,717
Office and administration	10,505	14,049
Professional fees	22,436	36,931
Project investigation costs	65,734	106,418
Rent	11,746	8,407
Stock based compensation	130,277	-
Travel	4,763	7,554
	616,535	524,243
Operating loss	(399,813)	(359,671)
Forgiveness of debt	-	90,500
Net loss for the year	(399,813)	(269,171)
Deficit - beginning of year	(8,439,734)	(8,170,563)
Deficit - end of year	(8,839,547)	(8,439,734)
Loss per share	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding	19,777,914	17,178,003

See notes to consolidated financial statements

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Balance Sheets
As at January 31,

	2005	2004
	$	$
ASSETS		
Current		
Cash	35,315	18,285
Amounts receivable	832	4,025
	36,147	22,310
Deferred project costs (note 3)	53,869	-
Hydroelectric projects (note 4)	112,500	112,500
Boston Bar Limited Partnership (note 5)	1,710,664	1,876,431
	1,913,180	2,011,241
LIABILITIES		
Current		
Accounts payable	105,368	82,556
Current portion of long term debt (note 7)	138,189	118,439
	243,557	200,995
Long term debt (note7)	2,252,891	2,391,080
	2,496,448	2,592,075
SHAREHOLDER'S DEFICIENCY		
Share capital (note 10 (a))	8,154,888	7,858,900
Contributed surplus (note 10 (c))	101,391	-
Deficit	(8,839,547)	(8,439,734)
	(583,268)	(580,834)
	1,913,180	2,011,241

Approved on behalf of the Board of Directors:

"A.W. Lilly" Director

"J.B. Ross" Director

See notes to consolidated financial statements



WOLRIGE MAHON
Chartered Accountants

Direct: 604 691 6817
pswinton@wolrigemahon.com

December 21, 2004

TSX Venture Exchange
27th Floor, 650 W. Georgia Street
Vancouver, BC V6B 4N9

British Columbia Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW – Suite 400
Calgary, Alberta T2P 3C4

Dear Sirs:

Re: Global Cogenix Industrial Corporation
Notice of Change of Auditor

We have read the Notice of Change of Auditor of the Company (the "Notice") dated December 6, 2004 delivered to us pursuant to National Instrument 51-102. We report that with respect to the statements contained in the Notice that we are not aware of any inaccuracies contained in the Notice and that:

1. We have no basis to agree or disagree with the statement that the board of directors of the Company has considered and approved the resignation of Wolrige Mahon, Chartered Accountants, and the appointment of De Visser Gray, Chartered Accountants, as successor auditors; and

2. We agree that there have been no "reportable events" as defined in National Instrument 51-102 or reservations contained in the financial statements prepared by us during the two most recently completed financial years of the Company.

Yours very truly,

WOLRIGE MAHON



A. Paul Swinton, CA

kl\\I:\G\Global Cogenix Industrial Corporation_10888\Correspondence\2004\Letter re Notice of Change of Auditor.doc



GLOBAL COGENIX INDUSTRIAL CORPORATION
(the 'Company')
Suite 214-3540 West 41st Avenue, Vancouver, BC V6N 3E6
TEL (604) 682-2201 FAX (604) 682-0318

REPORT TO THE SHAREHOLDERS

May 24, 2005

Trading Symbol: TSX.V: GGX
and OTC: GBXIF

Global Cogenix Industrial Corporation (the "Company") has been focusing on its core business, which is the generation of hydroelectric power for resale.

The company's operation today consists of an interest in a Partnership that operates the hydroelectric facility located at Scuzzy Creek near Boston Bar, B.C. During the year 2004 this 7 megawatt hydroelectric plant returned to the Company $382,490 for principal and interest payments required for the long-term mortgage. The Boston Bar power plant is well financed with $1,230,121 in working capital as at December 31, 2004, the fiscal year end of the partnership. The net earnings of the partnership was $1,444,815 for last year compared to $1,097,145 for the previous year.

Global Cogenix is continuing to develop two hydroelectric projects, "Log Creek" and "Kookipi Creek", each located near Boston Bar, B. C. The Company submitted reports to Land & Water B.C. Inc. and hydrology and other studies are being reviewed.

The Company's two projects qualified under the B.C. Hydro Green Power Generation Request for Qualifications and the Call for Tender Process in 2003, however the company did not Tender a Bid due to B.C. Hydro Interconnection fees and transmission system upgrade fees which exceeded the estimated costs provided by our engineers.

However, we anticipate that the 2005 Request For Proposal will be tendered by the Company to B.C. Hydro later this year for both projects.

The Company is awaiting a building permit in order to commence construction of a 500 Kw PV Solar facility in New Jersey, U.S.A.

In regard to the two run of river projects, the Company has extended a Memorandum of Understanding with a major construction company for equity financing and turnkey construction for the two projects.

On behalf of the Board

Global Cogenix Industrial Corporation

"Arthur W. Lilly"

President

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Global Cogenix Industrial Corporation:

We have audited the consolidated balance sheet of Global Cogenix Industrial Corporation as at January 31, 2005 and the consolidated statements of earnings and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements at January 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated May 4, 2004.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 20, 2005

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

January 31, 2005
and
January 31, 2004

GLOBAL COGENIX INDUSTRIAL CORPORATION

Management Discussion & Analysis

Form 51 – 102F1

For the Year Ended
January 31, 2005

For the Year Ended January 31, 2005

Item 1.1 Date

The date of this filing is May 24, 2005, for the year ended 31 January 2005.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses for the year $399,813 (2004 - $269,171).

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant, development of run of river hydroelectric projects near Boston Bar, British Columbia and the development of solar projects in the United States.

A wholly owned subsidiary of the Company has negotiated a 20 year power sales agreement with a major U.S. Chemical company to install and operate a 500 Kw PV Solar Power facility in New Jersey. The electricity rates to be received from the company and available State Power Incentives for solar generation provide extraordinary returns for solar facilities.

The Company plans to have the facility installed and to generate electricity by the fall of 2005 whereupon it is anticipated other PV Solar facilities will be installed by the end of 2005.

The Company estimates that the cash flow from these projects will exceed current cash flow from the Company's interest in the Boston Bar hydroelectric facility.

Item 1.3 Selected ANNUAL Information

	January 31, 2005 $	January 31, 2004 $
Net Partnership Income	216 ,772	164,572
Net Income (loss) for the year	(399,813)	(269,171)
Basic Earnings (loss) per share	(0.02)	(0.02)
Total Net Assets (1)	1,913,180	2,011,241
Total long-term financial liabilities (2)	2,252,891	2,391,080

(1) The investment in the Boston Bar, B.C. run of river hydroelectric plant is carried under the equity basis in the accounts.

Notwithstanding that the net investment is shown at January 31, 2005 as $1,710,664 while the proportionate original cost was in excess of $3,000,000, it is management's opinion that

The Company is continuing hydrology and other environmental studies in order to complete the Provincial B.C. Land and Water requirements to construct the two power plants on Log Creek and Kookipi Creek.

Numerous solarpower projects are being investigated in various communities in the United States and it is anticipated that substantial solarpower projects will soon be under development. The Company has retained specialists in order to accelerate these Green Power electric generation projects.

Submitted on behalf of the Board of Directors.
Global Cogenix Industrial Corporation

"A.W. Lilly"

President

This report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

1.10 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com

Outstanding Share Data

Class and Series of Security	Number	Expiry Date	
Common shares	20,981,165		
Warrants – Full	2,000,000	15 Oct 2005	Exercisable for 1 common share at $0.18 per share
Warrants – (1/2)	363,750	29 April 2005	Two warrants exercisable for one common share at $0.35 per share
Incentive Stock Options	1,755,000	30 Aug 2006	Exercisable for 1 common share at $0.10 per share
Total common shares issuable upon exercise of options and warrants	3,936,875		

1.11 January 31, 2005 MD&A

Global Cogenix Industrial Corporation, (the "Company") *is in the* hydroelectric generation business through a 25% Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company through a wholly owned subsidiary is in the development stage for Solar Power projects in New Jersey, U.S.A. The Company is a New Jersey subsidiary, Solar Cogenix Inc. has been incorporated for this purpose.

The Company's operating results for the three months ended January 31, 2005 was a profit applying the Black – Scholer Option Calculation) of $57,852 compared to a loss of $69,750 for the similar three months of 2004.

The operations for the period included the results of the Boston Bar Generating Station for October, November and December, 2005 which generated power 159% of target. The year to date actual results were 102% of target revenue.

The Company has renewed a Memorandum of Agreement to develop and finance the Log Creek and Kookipi Creek run of river projects with an international construction company, which is involved in the hydroelectric industry in British Columbia. The arrangements will include a complete design, build and turnkey construction agreement after a power sales agreement is obtained. It is anticipated that B.C. Hydro will announce a Request for Proposal for electric power in 2005.

the fair market value of the 25% of the investment in the partnership is currently in excess of original cost.

The investment is periodically reduced on the Company's balance sheet through depreciation, interest and cash drawings.

(2) The long-term debt is paid by the Boston Bar hydroelectric partnership which services the *principal and interest payments.* The power sales agreement and the mortgage payable both mature in 2014.

Item 1.4 Results of Operations

Year Ended January 31, 2005

The income from the company's interest in the power plant was $216,722 for the year (2004 $164,572) while interest, project development expenses and administrative expenses of the *Company* of $616,535 resulted in a loss of $399,813 for the year (2004 $(269,171).

The 2005 results included interest costs of $264,050 compared to $277,717 for 2004. Project development cost for the year were $65,734 and $106,418 for 2004.

The company, for accounting purposes follows the policy of the "Black – Scholes Option Pricing Model" for options granted to employees and directors on a pro forma basis. All options granted were in excess of the market price. In accordance with these compensation rules, $130,277 was expensed by the Company in 2005 as stock based compensation.

Item 1.5 Summary of Quarterly Results

	Three Month Period January 31 2005 $	Three Month Period October 31 2004 $	Three Month Period July 31 2004 $	Three Month Period April 30 2004 $	Three Month Period Jan. 31 2004 $	Three Month Period Oct. 31 2003 $	Three Month Period July 31 2003 $	Three Month Period April 30 2003 $
Net Income *(loss)* for the Period	57,852	(119,763)	11,228	(103,040)	(171,683)	(66,949)	69,750	(99,059)
Basic earnings (loss) per share	0.002	(0.006)	0.005	(0.005)	(0.01)	(0.004)	0.005	(0.005)

Due to net losses incurred during 2004 and 2005 and the average stock price being below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital deficiency at January 31, 2005 of $207,410, including $112,500 current amount due on the Boston Bar hydroelectric plant, compared to $178,685 as of January 31, 2004.

The long term debt on the power plant included in current liabilities of $138,189 (2004 $118,439) is paid by the Boston Bar Limited Partnership as is the $2,252,891 (2004 – 2,391,080) shown as long term debt.

The Company's working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to project development. The Company actively seeks additional financing in order to continue the development phases of the various projects.

Item 1.7 Capital Resources

The Company does not have any capital cost agreements or commitments but has entered into a Memorandum of Understanding subject to financing to provide up to U.S.$2,040,000 to develop solar power projects in the United States.

The Company has also entered into a Memorandum of Understanding with a major construction company whom is providing funds for environmental issues regarding the completion of studies on Log Creek and Kookipi Creek run of river hydroelectric projects in contemplation of a B.C. Hydro Request For Proposal expected early in 2005.

Item 1.8 Related Party Transactions

During the year to January 31, 2005, the Company incurred $60,000 (2004 - $60,000) in remuneration to a company controlled by the President of the Company and $44,600 to a director for consulting services.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.10 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due to related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options
The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of two years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at January 31, 2005:

Number of Shares	Type of Option	Date Fully Vested	Exercise Price per Share	Expiry Date
150,000	Vesting	April 15, 2005	0.10	February 6, 2005
200,000	Non Vesting	-	0.12	March 3, 2006
100,000	"	-	0.10	April 30, 2006
750,000	"	-	0.10	January 28, 2006
450,000	"	-	0.10	July 25, 2006
78,000	"	-	0.10	August 30, 2006
1,755,000				

The weighted average exercise price for options outstanding at January 31, 2005 is $0.10 and the weighted - average term is 1.16 years.
No options were exercised during the January 31, 2005 quarter while 1,152,000 share options were exercised during the Company's completed financial year.

Share Purchase Warrants
The following share purchase warrants to purchase shares of the Company are outstanding at January 31, 2005:

Number Of Shares	Price per share	Expiry Date
2,000,000	0.18	Oct. 30, 2005
181,875	0.35	April 29, 2005
2,181,875		

EXEMPTION RULE 12g3-2(b)
FILE # 82-2990

Proxy

GENERAL MEETING OF SHAREHOLDERS OF

Global Cogenix Industrial Corporation

TO BE HELD AT the boardroom, 10th floor, 625 Howe St., Vancouver, B.C.

ON 23rd, July, 2005 AT 11:00AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Arthur W. Lilly, a Director of the Company, or failing this person, John B. Ross, a Director of the Company, or in the place of the foregoing,________________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions

(For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of De Visser Gray as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at 5			N/A
4. To elect as Director, Arthur W. Lilly		N/A	
5. To elect as Director, Bruce Sellars		N/A	
6. To elect as Director, John B. Ross		N/A	
7. To elect as Director, Thomas R. Pallone		N/A	
8. To elect as Director, Arthur Willson Lilly		N/A	
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			
21.			
22.			

SHAREHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

EXEMPTION RULE 12g3-2(b)

News Release

GLOBAL COGENIX ANNOUNCES TURNKEY CONSTRUCTION AGREEMENT AND ISSUES SHARES PURSUANT TO SOLAR POWER DEVELOPMENT

Vancouver, British Columbia March 14, 2005 – Global Cogenix Industrial Corporation **(OTCPink:GBXIF) (TSX.V:GGX)** is pleased to announce that pursuant to an agreement to provide 500Kwh to 660 Kwh of solar energy and pursuant to an agreement announced November 8, 2004 the Company will be issuing 142,000 common shares and 35,000 common share warrants entitling Direct Energy Technologies Inc. to subscribe for 35,000 common shares for one year at the price of $0.50 per share.

This share and warrant issuance is part of the total number of shares and warrants disclosed on November 8, 2004 and represents a pro rata release of shares based on signed power purchase agreements.

The Company also announces that a Design Build fixed price agreement has been signed to construct a Photovoltaic Solar facility at Tom's River, New Jersey.

It is anticipated that installation of this green power solar facility will commence in March, 2005 whereupon the electric power generated will be sold to Ciba Specialty Chemicals Inc (NYSE:CSB).

About Global Cogenix Industrial Corp.

Global Cogenix Industrial Corp. (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation, GCIC operates as a partner in a 7 megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia. GCIC has diversified its plans to include solar power and alternative energy generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

About CIBA Specialty Chemicals Corporation (SWC:CIBN,NYSE:CBC)

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life – adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2004, the Company generated sales of $5.7 billion and invested $232 million in R&D.

For further information on CIBA Specialty Chemicals Corporation please visit the Company's website at: www.cibasc.com

EXEMPTION RULE 12g3-2(b)
FILE #82-2990


COGENIX

GLOBAL COGENIX INDUSTRIAL CORPORATION
UPDATES PROGRESS ON KEY PROJECTS

Vancouver, B.C., June 17– Global Cogenix Industrial Corporation (GGX:TSX-V) is pleased to provide an informational update to shareholders on progress made in several areas of its business over the past few months.

On the New Jersey project, Solar Cogenix Inc, Global Cogenix's wholly owned US subsidiary, has received approval from the New Jersey Board of Public Utilities to receive the maximum "Clean Energy Program Rebate" on the 500KW Solar Electric System to be installed on CIBA Specialty Chemicals Inc. property at Tom's River, New Jersey.

Arthur W. Lilly, President and CEO, GGX, said "While there have been delays experienced on these types of solar installations, such as increased panel costs that require renegotiations with all parties concerned, due to increased demand, as well as equipment delivery delays, we are pleased with our progress. Receiving approval for the Clean Energy Rebate is an important milestone for GGX."

One of GGX's projects in the wind and solar space is the California 30kW solar/wind hybrid plant in a landfill area. Pacific Gas & Electric have been deluged with rebate applications and therefore GGX has not completed the project. GGX anticipates completion near the end of this year. Another project involving wind and solar is located in Hawaii and is still in the Letter of Intent stage. In Portland Oregon, the Company is still assessing the economics of the impact of the declining US dollar against the Euro given the majority of the equipment for wind generated projects are sourced in Europe. In addition, Oregon is expected to revise some of its regulations regarding wind projects in the near future.

Finally, in the hydro electric project arena, Global Cogenix is continuing hydrology studies in anticipation of tendering a bid on the next RFP (request for proposal) from B.C. Hydro.

About Global Cogenix Industrial Corporation
Global Cogenix Industrial Corporation (GGX:TSX-V) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation; GGX operates as a partner in a seven megawatt hydroelectric generating plant near Boston Bar, British Columbia. GGX has diversified its plans to include solar power and alternative energy generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems in both Canada and the United States. For further information on GGX, please visit the Company's website at www.globalcogenix.com.

-

FOR FURTHER INFORMATION PLEASE CONTACT:
Global Cogenix Industrial Corporation
Arthur W. Lilly, President and CEO
Tel: 604.628.2201
E-mail: awlilly@telus.net
Website: www.globalcogenix.com

CHF Investor Relations
Linda Armstrong, Vice President
Tel: 416.868.1079 ext. 229
Email: linda@chfir.com
Website: wwwchfir.com

If you would like to receive press releases via email please contact: alison@chfir.com

EXEMPTION RULE 12g3-2(b)
FILE#82-2990

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	GLOBAL COGENIX INDUSTRIAL CORPORATION
ISSUER ADDRESS:	#214 – 3540 West 41st Avenue Vancouver, B.C. V6N 3E6
ISSUER TELEPHONE NUMBER:	(604) 682-2201
ISSUER FACSIMILE NUMBER:	(604) 682-0318
CONTACT NAME AND POSITION:	Arthur W. Lilly, CEO
CONTACT TELEPHONE NUMBER:	(604) 682-2201
CONTACT EMAIL ADDRESS:	awlilly@telus.net
WEB SITE ADDRESS:	www.globalcogenix.com
FOR THE QUARTER ENDED:	October 31, 2004
DATE OF REPORT:	December 17, 2004

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	04/12/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

"John B. Ross"	John B. Ross	04/12/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended October 31, 2004

Item 1.1 Date

The date of this filing is 17 December 2004, for the quarter ended 31 October 2004.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses for the year to date of $211,574 (2003 - $96,258) which include a net profit of $11,228 for the current period.

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant, development of run of river hydroelectric projects near Boston Bar, British Columbia and the development of solar projects in the United States.

The Company is negotiating a 20 year power sales agreement with a major U.S. Chemical company to install and operate a 660 Kwh facility of Solar Power in New Jersey. The electricity rates to be received from the company and available State Power Incentives for solar generation provide extraordinary returns for solar facilities.

The Company plans to have the facility installed and to generate electricity by the spring of 2005 whereupon it is anticipated further, larger facilities will be installed and be in operation by the end of 2005.

The Company estimates that the cash flow from these projects will exceed current cash flow from the Company's interest in the Boston Bar hydroelectric facility.

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the nine months ended October 31, 2004

Item 1.3 Selected INTERIM Information

	October 31, 2004 $	October 31, 2003 $
Net Partnership Income	158,870	216,028
Net Income (loss) for the period	(211,574)	(96,258)
Basic Earnings (loss) per share	(0.001)	(0.006)
Total Assets (1)	1,918,448	2,011,241
Total long-term financial liabilities (2)	2,419,579	2,509,519

(1) The investment in the Boston Bar, B.C. run of river hydroelectric plant is carried under the equity basis in the accounts.

Notwithstanding that the net investment is shown at October 31, 2004 as $1,854,765 while the original cost was in excess of $3,000,000, it is management's opinion that the fair market value of the 25% of the investment in the partnership is currently in excess of original cost.

The investment is periodically reduced on the Company's balance sheet through depreciation, interest and cash drawings.

(2) The long-term debt is paid by the Boston Bar hydroelectric plant which services the principal and interest payments. The power sales agreement and the mortgage payable both mature in 2014.

Item 1.4 Results of Operations

Quarter Ended October 31, 2004

The loss from the company's interest in the power plant was $7,100 for the quarter (2003 $(12,340) while interest, project development expenses and administrative expenses of the Company of $112,663 resulted in a loss of $119,763 for the quarter (2003 $(96,258).

The quarterly 2004 results included interest costs of $63,838 compared to $68,607 for 2003. Project development cost for current quarter were $24,421 and $77,575 for the nine months to date.

Item 1.5 Summary of Quarterly Results

	Three Month Period October 31 2004 $	Three Month Period July 31 2004 $	Three Month Period April 30 2004 $	Three Month Period Jan. 31 2004 $	Three Month Period Oct. 31 2003 $	Three Month Period July 31 2003 $	Three Month Period April 30 2003 $	Three Month Period Jan. 31 2003 $
Net Income (loss) for the Period	(119,763)	11,228	(103,040)	(171,683)	(66,949)	69,750	(99,059)	(37,579)
Basic earnings (loss) per share	(0.006)	0.005	(0.005)	(0.01)	(0.004)	0.005	(0.005)	(0.002)

Due to net losses incurred during 2003 and 2004 and the average stock price being below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital deficiency at October 31, 2004 of $170,457, including the $118,000 current amount due on the Boston Bar hydroelectric plant, compared to $147,135 as of October 31, 2003.

The long term debt on the power plant included in current liabilities of $118,000 is paid by the Boston Bar Limited Partnership as is the $2,301,579 shown as long term debt.

The Company's working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the project development. The Company actively seeks additional financing in order to continue the development phases of the various projects.

Item 1.7 Capital Resources

The Company does not have any capital cost agreements or commitments but has entered into a Memorandum of Understanding subject to financing with two development groups to provide up to U.S.$350,000 to develop windpower and solar power projects in the United States.

The Company has also entered into a Memorandum of Understanding with a major construction company whom is providing funds used for environmental issues regarding the completion of studies on Log Creek and Kookipi Creek run of river hydroelectric projects in contemplation of a B.C. Hydro Request For Proposal expected early in 2005.

Item 1.8 Related Party Transactions

During the three months to October 31, 2004, the Company incurred $15,000 (2003 - $15,000) in remuneration to a company controlled by the President of the Company and $12,000 to a director for consulting services.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.10 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due to related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options
The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of two years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at October 31, 2004:

Number of Shares	Type of Option	Date Fully Vested	Exercise Price per Share	Expiry Date
160,000	Non Vesting	-	$0.10	Jan 25, 2005
150,000	Vesting	April 15, 2005	0.10	Feb 6, 2005
200,000	Non Vesting	-	0.12	Apr 20, 2005
100,000	"	-	0.10	Apr 30, 2006
413,000	"	-	0.10	Jul 25, 2006
817,000	"	-	0.10	Aug 30, 2006
1,840,000				

The weighted average exercise price for options outstanding at October 31, 2004 is $0.10 . 25,000 options were exercised during the October 31, 2004 quarter.

Share Purchase Warrants
The following share purchase warrants to purchase shares of the Company are outstanding at October 31, 2004:

Number Of Shares	Price per share	Expiry Date
361,866	$0.10	Jan. 15, 2005
2,000,000	0.18	Oct. 30, 2005
181,875	0.35	April 29, 2005
2,543,741		

1.10 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended October 31, 2004

Outstanding Share Data

Class and Series of Security	Number	Expiry Date	
Common shares	20,174,643		
Warrants Full	361,866	15 Jan 2005	Two warrants required for one share at $0.10 per share
Warrants – Full	2,000,000	15 Oct 2005	Exercisable for 1 common share at $0.18 per share
Warrants – (1/2)	363,750	29 April 2005	Two warrants exercisable for one common share at $0.35 per share
Incentive Stock Options	1,865,000	30 Aug 2006	Exercisable for 1 common share at $0.10 per share
Total common shares issuable upon exercise	4,413,741		

1.11 October 31, 2004 Interim MD&A

Global Cogenix Industrial Corporation, (the "Company") is in the hydroelectric generation business through a 25% Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company through a wholly owned subsidiary is in the development stage for Solar Power projects in New Jersey, U.S.A. A New Jersey subsidiary, Solar Cogenix Inc. has been incorporated for this purpose.

The Company's operating results for the three months ended October 31, 2004 was a loss of $119,763 compared to a loss of $69,750 for the similar three months of 2003. The 2003 results included a non-recurring gain of $90,500.

The operations for the period included the results of the Boston Bar Generating Station for July, August and September, 2004 whose revenue amounted to 54% of target revenue for the quarter due to low water levels in July and August 2004. The nine month year to date actual results are 87.4% of target revenue.

The Company has renewed a Memorandum of Agreement to develop and finance the Log Creek and Kookipi Creek run of river projects with an international construction company, which is involved in the hydroelectric industry in British Columbia. The arrangements will include a complete design, build and turnkey construction agreement after a power sales agreement is obtained.

It is anticipated that B.C. Hydro will announce a Request for Proposal for electric power in the spring of 2005.

In the interval, the Company is continuing hydrology and other environmental studies in order to complete the Provincial B.C. Land and Water requirements to construct the two power plants.

The Company has now entered into Windpower and Solarpower generation through construction of a Windpower/Solarpower demonstration project at Paso Robles, California. The project was completed in August 2004 and electric generation will commence upon the installation of the meter by Pacific Gas and Electric.

Numerous solarpower projects are being investigated in various communities in the United States and it is anticipated that substantial solarpower projects will soon be under development. The Company has retained specialists in order to accelerate these Green Power electric generation projects.

Submitted on behalf of the Board of Directors.
Global Cogenix Industrial Corporation

"A.W. Lilly"

Arthur W. Lilly
President

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

EXEMPTION RULE 12g3-2(b)
FILE # 82-2990

GLOBAL COGENIX INDUSTRIAL CORPORATION

Vancouver, B.C.

CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months ended October 31, 2004

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEET

As at October 31, 2004 (unaudited) and January 31, 2004

	October 31 2004 $	January 31 2004 $
Assets		
Current		
Cash	5,841	18,285
Receivables	44,813	4,025
Other	1,447	-
	52,101	22,310
Hydroelectric Projects	112,500	112,500
Boston Bar Limited Partnership	1,753,847	1,876,431
	$1,918,448	2,011,241
Liabilities		
Current		
Payables and accruals	21,843	40,881
Due to related parties	82,985	41,675
Current portion of long term debt	118,000	118,439
	222,828	200,995
Long term debt	2,301,579	2,391,080
	2,524,407	2,592,075
Share Capital and Deficit		
Share capital (Note 2)	8,045,349	7,858,900
Deficit	(8,651,308)	(8,439,734)
	(605,959)	(580,834)
	1,918,448	2,011,241

Approved by Directors:

"A.W. Lilly" *"John B. Ross"*

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

For the nine months ended October 31, 2004 and 2003

	Three Months Ended October 31		Nine Months Ended October 31	
	2004	2003	2004	2003
	$	$	$	$
Revenue				
Partnership income	(7,100)	(12,340)	158,870	216,028
Expenses				
B.C. Hydro bid tendering fees	-	-	-	39,000
Communications	605	772	1,720	1,613
Foreign currency exchange	901	-	901	-
Interest on long term debt	63,838	71,110	191,514	208,324
Professional fees	-	15,423	19,495	28,145
Management, consulting fees	15,000	15,000	45,000	45,000
Office and administration	5,122	2,793	14,219	10,176
Project investigation costs	24,421	32,102	77,575	51,085
Promotion	993	574	1,221	766
Regululatory fees, transfer fees and annual meeting costs	(280)	4,236	14,410	13,491
Travel	2,063	3,099	4,389	5,186
	112,663	145,109	370,444	402,786
Other Income	-	90,500	-	90,500
Net Income for the nine months	(119,763)	(66,949)	(211,574)	(96,258)
Deficit - Beginning	(8,531,545)	(8,199,872)	(8,439,734)	(8,170,563)
Deficit – Ending	(8,651,308)	(8,266,821)	(8,651,308)	(8,266,821)
Net loss per share				
Basic and diluted	(0.006)	(0.004)	(0.001)	(0.006)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine months ended October 31, 2004

	Three Months Ended October 31		Nine Months Ended October 31	
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used in):				
Operating activities				
Net Profit (loss) for the period	(119,763)	(66,949)	(211,574)	(96,258)
Items not affecting cash				
Share of income from limited partnership	7,100	12,340	(158,870)	(216,028)
Changes in other non-cash operating items	11,838	(85,103	(21,964)	(36,778)
	(100,825)	(139,712)	(392,408)	(349,064)
Financing activities				
Issuance of Share capital	2,500	195,000	188,450	195,000
Repayment of long term debt	(29,980)	(26,604)	(89,940)	(80,634)
Repayment of Loan	-	(50,000)	-	-
	(27,480)	118,396	98,510	114,366
Investing activities				
Limited partnership drawings	93,818	96,068	281,454	287,312
Change in cash during the period	(34,487)	74,752	(12,444)	(22,138)
Cash, beginning of the period	40,328	622	18,285	22,760
Cash, end of period	5,841	75,371	5,841	75,374

Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2004. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Historically, the first six months operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2005.

Note 2 Options and Warrants

As at October 31, 2004 there were 1,840,000 Stock Options and 2,543,741 share purchase warrants outstanding.

Note 3 *Unaudited Interim Financial Statements*

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended October 31, 2004.

Note 4 Subsequent Events

The Company has incorporated a New Jersey company, Solar Cogenix Inc. as a wholly owned subsidiary to develop and to operate a solar facility to generate and to sell electricity.

EXEMPTION RULE 12g3-2(b)
FILE # 82-2990

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	GLOBAL COGENIX INDUSTRIAL CORPORATION
ISSUER ADDRESS:	#214 – 3540 West 41st Avenue Vancouver, B.C. V6N 3E6
ISSUER TELEPHONE NUMBER:	(604) 682-2201
ISSUER FACSIMILE NUMBER:	(604) 682-0318
CONTACT NAME AND POSITION:	Arthur W. Lilly, CEO
CONTACT TELEPHONE NUMBER:	(604) 682-2201
CONTACT EMAIL ADDRESS:	awlilly@telus.net
WEB SITE ADDRESS:	www.globalcogenix.com
FOR THE QUARTER ENDED:	April 30, 2005
DATE OF REPORT:	June 22, 2005

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	05/06/22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

"John B. Ross"	John B. Ross	05/06/22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended April 30, 2005

Item 1.1 Date

The date of this filing is 22 June 2005, for the quarter ended 30 April 2005.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $95,583 compared to a loss of $103,040 for the similar three months of 2004.

The operations for the period included the results of the Boston Bar Generating Station for January, February and March, 2005 whose revenue amounted to 113% of target revenue for the quarter. Results for the quarter were better than in 2004 due to higher precipitation in the Scuzzy Creek drainage area in 2005.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the development projects. The continued operations of the Company is dependant upon obtaining additional equity financing until the projects provide sufficient cash flow.

The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant, development of run of river hydroelectric projects near Boston Bar, British Columbia and the development of solar projects in the U.S. Northeast.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain sufficient cash flow would have an adverse material effect on the Company's business.

Item 1.3 Selected INTERIM Information

	April 30, 2005	April 30, 2004	April 30, 2003
	$	$	$
Net Partnership Income (1)	40,163	36,392	46,643
Net income (loss) for the quarter	(95,583)	(103,040)	[illegible]
Basic Earnings (loss) per share	(0.004)	(0.005)	(0.005)
Total Assets (1)	1,837,095	1,939,785	2,011,241
Total long-term financial liabilities (2)	2,358,886	2,479,539	2,509,519

(1) The Boston Bar run of river hydroelectric plant cost approximately $14,000,000 and 25% of the original cost is $3,500,000, which also are the estimated current values while 25% of the company's depreciated book value is $1,542,076 almost $2,000,000 less than original cost and estimated current value.
(2) The long-term debt is on the Boston Bar hydroelectric plant which services the principal and interest payments. The power sales agreement and the mortgage payable mature in 2014.

Item 1.4 Results of Operations

Quarter Ended April 30, 2005

The net revenue from the company's interest in the power plant was $40,163 for the quarter (2004 $36,392) while development expenses and administrative expenses of $135,099 resulted in a loss of $95,582 (2004 - $103,040) for the Company.

Development, general and administrative expenses were $135,099 as compared to costs of $130,432 for the similar period of 2004.

The 2005 results included Project investigation costs of $30,700 compared to $37,505 for 2004.

Item 1.5 Summary of Quarterly Results

	Three Month Period April 30 2005 $	Three Month Period January 31 2005 $	Three Month Period October 31 2004 $	Three Month Period July 31 2004 $	Three Month Period April 30 2004 $	Three Month Period January 31 2004 $	Three Month Period October 31 2003 $	Three Month Period July 31 2003 $
Net Income (loss) for the Period	(95,583)	57,852	(119,763)	11,228	(103,040)	(171,683)	(66,949)	69,750
Basic earnings (loss) per share	(0.004)	0.002	(0.006)	0.005	(0.005)	0.01)	(0.004)	0.005

Due to net losses incurred during 2004 and 2005 and the average stock price below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital deficiency at April 30, 2005 of $72,691, including the current amount due on the Boston Bar hydroelectric plant, compared to $203,941 as of April 30, 2004. Operating activities used $179,829 in cash during the quarter ended April 30, 2005

Compared to cash used of $80,462 for the quarter ended April 30, 2005, Investment activities included a cash dividend of $115,000 from the Boston Bar Partnership plus payments on the mortgage principal and interest of $90,750 (2004 - $93,818). Financing activity raised $90,200 in 2005 (2004 – nil).

The net effect of these transactions was an increase in cash of $86,927 for the quarter ended April 30, 2005 compared to a decrease of $16,624 for the comparable April 2004 quarter.

The Company's working capital is not sufficient to fund all of its obligations with respect to its on going work program requirements related to the project development. The Company actively seeks additional funds in order to continue the development of the various projects.

Item 1.7 Capital Resources

The Company does not have any capital cost agreements or commitments but has entered into a Memorandum of Understanding with a development group to provide up to U.S.$175,000 subject to financing to develop windpower projects in the United States.

Item 1.8 Related Party Transactions

During the three months to April 30, 2005, the Company incurred $15,000 (2004 - $15,000) in remuneration to a company controlled by the President of the Company and $12,000 to a director (2003 – $12,000) for consulting services.

Item 1.9 Proposed Transactions

The Company's wholly owned New Jersey subsidiary, Solar Cogenix Inc. has signed a 20 year solar energy power purchase agreement with CIBA Specialty Chemicals Inc. The Company has negotiated a Design Build Contract and financing negotiations are to be completed.

Other projects are being investigated in various communities in the United States and subject to financing it is anticipated that projects will be under development later this year. The Company has retained specialists in windpower and solarpower generation in order to accelerate these Green Power electric generation projects.

It is anticipated that B.C. Hydro will announce a Request for Proposal for electric power later in 2005.

Item 1.10 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported.

Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.11 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at April 30, 2005:

Number of Shares	Type of Option	Exercise Price per Share	Expiry Date
75,000	Non Vesting	$0.10	January 28, 2006
70,000	Non Vesting	0.10	July 25, 2006
200,000	Non Vesting	0.12	March 3, 2005
600,000	Non Vesting	0.10	August 30, 2005
100,000	Non Vesting	0.15	February 22, 2007
900,000	Non Vesting	0.35	March 31, 2007
1,945,000			

The weighted average exercise price for options outstanding at April 30, 2005 is $0.22. 902,000 options were exercised at $0.10 per share during the April 30, 2005 quarter

Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at April 30, 2005:

Number Of Shares	Price per share	Expiry Date
2,000,000	0.18	October 30, 2005
35,000	0.50	March 15, 2006
2,035,000		

1.12 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Submitted on behalf of the Board of Directors.

Global Cogenix Industrial Corporation

"A.W. Lilly"

Arthur W. Lilly
President

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

EXEMPTION RULE 12g3-2(b)
FILE # 82-2990

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

April 30, 2005

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Balance Sheets

As at April 30, 2005 (unaudited) and January 31, 2005

	April 30 2005 $	January 31 2005 $
ASSETS		
Current		
Cash	122,242	35,315
Amounts receivable	988	832
	123,230	36,147
Deferred project costs	58,945	53,869
Hydroelectric projects	112,500	112,500
Boston Bar Limited Partnership	1,542,077	1,710,664
	1,836,752	1,913,180
LIABILITIES		
Current		
Accounts payable	66,517	105,368
Current portion of long term debt	128,776	138,189
	195,293	243,557
Long term debt	2,230,110	2,252,881
	2,425,403	2,496,448
SHAREHOLDER'S DEFICIENCY		
Share capital (Note 2)	8,245,088	8,154,888
Contributed surplus	101,391	101,391
Deficit	(8,935,130)	(8,839,547)
	(588,651)	(583,268)
	1,836,752	1,913,180

[illegible]

"A.W. Lilly"
Director

"J.B. Ross"
Director

See notes to consolidated financial statements

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Statements of Cash Flows

For the three months ended April 30, 2005 and 2004

	April 30 2005	April 30 2004
	$	$
Cash provided by (used in):		
Operating Activities		
Net loss for the period	(95,583)	(103,040)
Items not involving cash:		
Share of income from limited partnership	(40,163)	(36,392)
Changes in other non – cash operating items	(44,083)	(58,970)
	(179,829)	(80,462)
Investing Activities		
Deferred project costs		
Limited partnership drawings	208,750	93,818
Financing Activities		
Repayment of long term debt	(32,194)	(29,980)
Issuance of share capital	90,200	-
	58,006	29,980
Increase (decrease) in cash during period	86,927	(16,624)
Cash – beginning	35,315	18,285
Cash - ending	122,242	1,661
Supplemental cash flow information:		
Interest paid	61,556	63,838

1. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2005. These financial statements follow the same accounting policies and methods as the recent annual financial statements.

Historically, the first quarter operating results are not necessarily indicative of results to be expected for the enire year ending January 31, 2006.

2. SHARE CAPITAL

(a) Authorized

100,000,000 common shares of no par value.

Issued:	Shares	$
Balance January 31, 2005	20,981,165	8,154,885
Stock Options exercised	760,000	76,000
Shares for Debt	142,000	14,200
	21,883,165	8,245,088

3. OPTIONS AND WARRANTS

As at April 30, 2005 there was 1,945,000 Stock Options and 2,035,000 share purchase warrants outstanding.